UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

XP Inc.

___________________________________________________________________________________________________________________________________________________________________________________________

(Name of Issuer)

Class A Common Shares, par value $0.00001 per share

___________________________________________________________________________________________________________________________________________________________________________________________

(Title of Class of Securities)

G98239 109

___________________________________________________________________________________________________________________________________________________________________________________________

(CUSIP Number)

With a copy to:

Roberta B. Cherman

Shearman & Sterling LLP

Avenida Brigadeiro Faria Lima, 3400

04538-132 São Paulo, Brazil

Telephone: +55 11 3702 2245

___________________________________________________________________________________________________________________________________________________________________________________________

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

October 3, 2022

___________________________________________________________________________________________________________________________________________________________________________________________

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP No. G98239 109

1	NAME OF REPORTING PERSON Itaúsa S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) Not Applicable.
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 50,970,985
	8	SHARED VOTING POWER —
	9	SOLE DISPOSITIVE POWER 50,970,985
	10	SHARED DISPOSITIVE POWER —
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,970,985
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4%(1)(2)
14	TYPE OF REPORTING PERSON (See instructions) HC

Page 2 of 5 Pages

CUSIP No. G98239 109

(1)	Represents the quotient obtained by dividing (a) the number of Class A common shares beneficially owned by the Reporting Person as set forth in Row 9 by (b) 447,562,599 Class A common shares outstanding as reported by the Issuer.
(2)	Each Class A common share is entitled to one vote.

Page 3 of 5 Pages

This Amendment No. 5 (this “Amendment No. 5”) amends and supplements the statement on Schedule 13D filed by Itaúsa S.A., a holding company organized under the laws of Brazil (“Itaúsa” or the “Reporting Person”), and IUPAR – Itaú Unibanco Participações S.A., a holding company organized under the laws of Brazil (“IUPAR”), on October 13, 2021, as amended by Amendment No. 1 filed by Itaúsa and IUPAR on December 9, 2021, as amended by Amendment No. 2 filed by Itaúsa on December 16, 2021, as amended by Amendment No. 3 filed by Itaúsa on March 24, 2022, and as amended by Amendment No. 4 filed by Itaúsa on July 7, 2022 (as amended, the “Schedule 13D”), relating to the beneficial ownership of shares of common stock, par value $0.00001 per share, of XP Inc., a Cayman Islands exempted company incorporated with limited liability on August 29, 2019 (the “Issuer”).

This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On October 3, 2022, Itaúsa sold 6,500,000 Class A common shares of the Issuer’s common stock, par value $0.00001 per share, at a price of US$19.50 per share pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Rule 144 Sale”). As a consequence, Itaúsa’s beneficial ownership decreased to 50,970,985 Class A common shares, representing 11.4% of the outstanding Class A common shares of the Issuer’s capital stock.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended to add the following:

(a)-(c) The information set forth in Item 4 of this Amendment No. 5 is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

The information set forth in Item 4 of this Amendment No. 5 is incorporated herein by reference.

In connection with the Rule 144 Sale, Itaúsa undertook with Morgan Stanley & Co. LLC, the broker-dealer that executed the Rule 144 Sale, not to sell any of its remaining Class A common shares of the Issuer for a period of thirty (30) days from the date of the Rule 144 Sale.

Itaúsa and Itaú Unibanco Holding S.A. intend to enter into a letter agreement substantially in the form attached as Exhibit A to this Amendment No. 5, pursuant to which, among other things, in the event a party resolves to make an unregistered sale of Class A common shares of the Issuer’s capital stock under Rule 144, such party must notify the other party as to the number of shares it wishes to sell and the period during which it wishes to make such sale, and the other party must notify the selling party if it also wishes to sell Class A common shares of the Issuer’s capital stock, in which case the parties must coordinate with each other the procedure for such sale, including dates, possible engagement of third parties, volume, price, notifications to the market or regulators, and/or other conditions which they deem necessary.

Item 7.	Material to be Filed as Exhibits.

Exhibit A	Form of Letter Agreement by and between Itaúsa and Itaú Unibanco Holding S.A. (free English translation).

Page 4 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: October 5, 2022

ITAÚSA S.A.

By:	/s/ Maria Fernanda Ribas Caramuru
Name: Maria Fernanda Ribas Caramuru
Title: Managing Officer

By:	/s/ Priscila Grecco
Name: Priscila Grecco
Title: Managing Officer

Page 5 of 5 Pages